SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

AVANIR PHARMACEUTICALS, INC.

(Name of Subject Company)

Bigarade Corporation

(Offeror)

a wholly owned direct subsidiary of

Otsuka America, Inc.

(Direct Parent of Offeror)

a wholly owned indirect subsidiary of

Otsuka Pharmaceutical Co., Ltd.

(Parent of Offeror)

a wholly owned subsidiary of

Otsuka Holdings Co., Ltd.

(Ultimate Parent of Offeror)

COMMON STOCK, $0.0001 PAR VALUE PER SHARE

(Title of Class of Securities)

05348P401

(CUSIP Number of Class of Securities)

Tadahide Yoshida

Director, Legal Affairs Department

Otsuka Pharmaceutical Co., Ltd.

Shinagawa Grand Central Tower

2-16-4 Konan, Minato-ku, Tokyo 108-8242, Japan

+81-3-6717-1400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Mitsuhiro Kamiya Skadden, Arps, Slate, Meagher & Flom LLP Izumi Garden Tower, 21st Floor 1-6-1 Roppongi, Minato-ku, Tokyo, 106- 6021 Japan +81-3-3568-2600	Kenton King Skadden, Arps, Slate, Meagher & Flom LLP 525 University Avenue Palo Alto, CA 94301 (650) 470-4500	Hiroshi Sarumida Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, NY 10036 (212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$3,540,211,988	$411,373

(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by multiplying the offer price of $17.00 per share of common stock of Avanir Pharmaceuticals, Inc., par value $0.0001 per share, (“Shares”) by 208,247,764 Shares, which is the sum of (i) 193,811,203 Shares issued and outstanding, and (ii) 14,436,561 Shares issuable upon or otherwise deliverable in connection with the exercise of outstanding stock options to purchase Shares and Shares issuable upon settlement of any restricted stock units.
(2)	The filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2015, issued August 29, 2014, by multiplying the transaction value by 0.0001162.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $411,373
Form or Registration No.: SC TO-T
Filing Party: Bigarade Corporation
Date Filed: December 12, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transactions subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (which, together with this Amendment, Amendment No. 1, dated December 31, 2014, Amendment No. 2, dated January 5, 2014, and any amendments and supplements thereto, collectively constitute this “Schedule TO”) and is filed by Bigarade Corporation, a Delaware corporation (“Purchaser”) and a wholly owned indirect subsidiary of Otsuka Pharmaceutical Co., Ltd., a joint stock company organized under the laws of Japan (“Parent”). This Schedule TO relates to the tender offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Avanir Pharmaceuticals, Inc., a Delaware corporation (“Avanir”), at a purchase price of $17.00 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes payable in respect thereof, upon the terms and subject to the conditions set forth in (i) the Offer to Purchase, dated December 12, 2014 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), which is set forth as Exhibit (a)(1)(A) hereto, and (ii) the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), which is set forth as Exhibit (a)(1)(B) hereto (which offer, upon such terms and subject to such conditions, as it and they may be amended or supplemented from time to time, constitutes the “Offer”).

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule TO. The information in the Schedule TO is incorporated into this Amendment by reference to all applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 1 through 9 and Item 11

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented as follows:

The information incorporated into Items 1 through 9 and Item 11 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption THE TENDER OFFER – Section 9 (“Source and Amount of Funds”) is hereby amended and supplemented by adding the following:

“On January 6, 2015, the Direct Parent (Otsuka America, Inc.) and the Debt Financing Source (The Bank of Tokyo-Mitsubishi UFJ, Ltd.) entered into a certain Credit Agreement (the “Credit Agreement”), on substantially the same terms and conditions as summarized in the discussion of the Debt Commitment Letter in the Offer to Purchase (see THE TENDER OFFER – Section 9 (“Source and Amount of Funds”)), that constitutes the Facility Documentation. Pursuant to the Facility Documentation the loan under the Facility is expected to bear interest at a rate equal to the U.S. Dollar Bank of Tokyo-Mitsubishi UFJ LIBOR plus an applicable margin of fifteen basis points (0.15%). The Facility is unsecured and will mature on December 7, 2015, and will be repaid through a combination of internally generated cash from operations and/or other sources of refinancing. The foregoing summary of certain provisions of the Credit Agreement and all other provisions of the Credit Agreement discussed herein do not purport to be complete and are qualified in their entirety by reference to the Credit Agreement, a copy of which is filed as Exhibit (b)(2) to the Schedule TO filed with the SEC and incorporated herein by reference.”

Item 12. Exhibits

Item 12 of this Schedule TO is hereby amended and supplemented by adding Exhibit (b)(2) thereto as follows:

(b)(2)	Credit Agreement, dated as of January 6, 2015, by and between Otsuka America, Inc. and the Bank of Tokyo-Mitsubishi UFJ, Ltd.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 6, 2015

Otsuka Holdings Co., Ltd.

By:	/s/TATSUO HIGUCHI
Name:	Tatsuo Higuchi
Title:	President and Representative Director, CEO

Otsuka Pharmaceutical Co., Ltd.

By:	/s/TARO IWAMOTO
Name:	Taro Iwamoto, Ph.D.
Title:	President and Representative Director

Otsuka America, Inc.

By:	/s/NORIKO TOJO
Name:	Noriko Tojo
Title:	President and CEO

Bigarade Corporation

By:	/s/HIROTAKA NOMA
Name:	Hirotaka Noma
Title:	President

Exhibit Index

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated December 12, 2014*†

(a)(1)(B)	Form of Letter of Transmittal*†

(a)(1)(C)	Form of Notice of Guaranteed Delivery*†

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*†

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*†

(a)(1)(F)	Form of Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form.*†

(a)(1)(G)	Form of Summary Advertisement as published in The Wall Street Journal on December 12, 2014†

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)	English Translation of Press Release of Otsuka Holdings Co., Ltd. filed with the Tokyo Stock Exchange and dated December 2, 2014 (incorporated by reference to the Tender Offer Statement on Schedule TO-C filed by Ultimate Parent, Parent and Purchaser with the Securities and Exchange Commission on December 2, 2014)†

(a)(5)(B)	Press Release of Otsuka Pharmaceutical Co., Ltd. dated December 2, 2014 (incorporated by reference to the Tender Offer Statement on Schedule TO-C filed by Ultimate Parent, Parent and Purchaser with the Securities and Exchange Commission on December 2, 2014)†

(a)(5)(C)	English Translation of Investor Presentation of Otsuka Holdings Co., Ltd. dated December 2, 2014 (incorporated by reference to the Tender Offer Statement on Schedule TO-C filed by Ultimate Parent, Parent and Purchaser with the Securities and Exchange Commission on December 2 2014)†

(a)(5)(D)	English Translation of the Japanese-language Extraordinary Report filed by Otsuka Holdings Co., Ltd., with the Director-General of the Kanto Local Finance Bureau of the Ministry of Finance of Japan pursuant to the Financial Instruments and Exchange Act of Japan, dated December 10, 2014)†

(a)(5)(E)	Press Release of Otsuka Pharmaceutical Co., Ltd., dated December 13, 2014†

(a)(5)(F)	Press Release of Otsuka Holdings Co., Ltd. dated January 5, 2015†

(b)(1)	Debt Commitment Letter, dated as of December 9, 2014 among Otsuka Holdings Co., Ltd., Otsuka America, Inc. and The Bank Of Tokyo-Mitsubishi UFJ, Ltd.†

(b)(2)	Credit Agreement, dated as of January 6, 2015, by and between Otsuka America, Inc. and the Bank of Tokyo-Mitsubishi UFJ, Ltd.

(d)(1)	Agreement and Plan of Merger, dated as of December 1, 2014, by and among Otsuka Pharmaceutical Co., Ltd., Bigarade Corporation and Avanir Pharmaceuticals, Inc. (incorporated by reference to the Current Report on Form 8-K filed by Avanir Pharmaceuticals, Inc. with the Securities and Exchange Commission on December 2, 2014)†

(d)(2)	Mutual Non-Disclosure Agreement, dated as of May 13, 2013 between Otsuka Pharmaceutical Co., Ltd. and Avanir Pharmaceuticals, Inc.†

(d)(3)	First Amendment to Non-Disclosure Agreement, dated as of July 16, 2013, between Otsuka Pharmaceutical Co., Ltd. and Avanir Pharmaceuticals, Inc.†

(d)(4)	Second Amendment to Non-Disclosure Agreement, dated as of September 2, 2014, between Otsuka Pharmaceutical Co., Ltd. and Avanir Pharmaceuticals, Inc.†

(g)	Not applicable

(h)	Not applicable

*	Included in mailing to stockholders.
†	Previously filed.